# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Stardust Power Inc., CIK 0001831979
CUSIP: 854936200
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 15 E Putnam Ave, Suite 378, Greenwich, Connecticut (CT), 06830
Date of event which requires filing of this statement: 06/15/2026
Amends the filing with accession number 0001493152-26-015201
Filed by CIK 0002028136
Persons authorized to receive notices and communications: Roshen Pujari, 15 E Putnam Ave,, Suite 378,, Greenwich, Connecticut (CT), 06830, 800-742-3095

## Reporting persons
- Roshen Pujari (CIK 0002028136): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 537,721; shared voting power 1,131,453; sole dispositive power 537,721; shared dispositive power 1,131,453; aggregate amount beneficially owned 1,669,174 (3.12% of the class)
  Comment: The amounts set forth in rows 7 and 9 above include 491,699 shares of Common Stock held directly by Mr. Pujari and 46,022 shares of Common Stock held by Mr. Pujari's spouse, Maggie Clayton.
  
  The amounts set forth in rows 8 and 10 consist of an aggregate of 1,131,453 shares of Common Stock held by 7636 Holdings LLC, Energy Transition Investors LLC and VIKASA Clean Energy I LP, each of which is controlled by Mr. Pujari and is a Reporting Person hereunder. See Item 5.
  
  The amount set forth in row 11 above includes all shares of Common Stock beneficially owned by Mr. Pujari.
  
  The percent of class is calculated based on 53,468,409 shares of Common Stock outstanding as of October 2, 2026.
- 7636 Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Oklahoma (OK); source of funds: other (OO); sole voting power 0; shared voting power 524,279; sole dispositive power 0; shared dispositive power 524,279; aggregate amount beneficially owned 524,279 (0.98% of the class)
- Energy Transition Investors LLC: type of reporting person: corporation (CO); citizenship or place of organization: Oklahoma (OK); source of funds: working capital (WC); sole voting power 0; shared voting power 465,286; sole dispositive power 0; shared dispositive power 465,286; aggregate amount beneficially owned 465,286 (0.87% of the class)
- VIKASA Clean Energy I LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 141,888; sole dispositive power 0; shared dispositive power 141,888; aggregate amount beneficially owned 141,888 (0.27% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Stardust Power Inc.
Address of issuer's principal executive offices: 15 E Putnam Ave, Suite 378, Greenwich, Connecticut (CT), 06830
Comment: This Amendment No. 6 (this "Statement") amends and supplements the Schedule 13D, originally filed on July 15, 2024 by Roshen Pujari, as amended by Amendment No. 1 filed on April 17, 2025, Amendment No. 2 filed on June 20, 2025, Amendment No. 3 filed on July 11, 2025, Amendment No. 4 filed on December 2, 2025 and Amendment No. 5 filed on April 3, 2026 (as amended, the "Schedule 13D"), relating to the Common Stock of the Issuer. This Statement is filed jointly by Roshen Pujari, 7636 Holdings LLC ("7636 Holdings"), Energy Transition Investors LLC ("ETI") and VIKASA Clean Energy I LP ("VIKASA" and, together with Mr. Pujari, 7636 Holdings and ETI, the "Reporting Persons"). This Amendment No. 6 is being filed to report that the Reporting Persons have ceased to be the beneficial owners of more than five percent of the outstanding shares of Common Stock, and constitutes the final amendment to the Schedule 13D. Items 2 and 5 of the Schedule 13D are hereby amended and supplemented as set forth below. Except as set forth herein, the Schedule 13D remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing: This Statement is filed by Roshen Pujari, 7636 Holdings LLC, an Oklahoma limited liability company, Energy Transition Investors LLC, an Oklahoma limited liability company, and VIKASA Clean Energy I LP, a limited partnership formed under the laws of the state of Delaware. The Reporting Persons are filing this Statement jointly. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by any of the Reporting Persons that they constitute a "group."
Residence or business address:
The principal business address of Mr. Pujari is 15 E. Putnam Ave., Suite 378, Greenwich, Connecticut 06830.

The principal business address of each of ETI, 7636 Holdings, and VIKASA is 6608 N. Western Ave., Suite 466, Nichols Hills, Oklahoma 73116.
Present principal occupation or employment: Mr. Pujari serves as the Chief Executive Officer and Chairman of the Board of Directors of Stardust Power, Inc. (the "Company"). ETI and 7636 Holdings are passive investment companies for which Mr. Pujari serves as Manager. VIKASA is an investment holding vehicle for which Mr. Pujari serves as Manager.
Criminal convictions in the last five years: None of the Reporting Persons or any of their partners, managers, officers or other controlling persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons or any of their partners, managers, officers or other controlling persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Pujari is a citizen of the United States of America. VIKASA is a limited partnership formed under the laws of the state of Delaware. Each of ETI and 7636 Holdings were formed under the laws of the state of Oklahoma.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The Reporting Persons beneficially own, in the aggregate, 1,669,174 shares of Common Stock, which represents approximately 3.64% of the Company's outstanding shares of Common Stock as of September 28, 2026.

Each of 7636 Holdings, ETI, and VIKASA directly holds the number and percentage of shares of Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement. Mr. Pujari directly holds the number and percentage of shares of Common Stock disclosed as solely beneficially owned by him in the applicable table set forth on the cover page of this Statement.

As Manager of 7636 Holdings, ETI, and VIKASA, Mr. Pujari beneficially owns the shares of Common Stock disclosed as directly owned by 7636 Holdings, ETI, and VIKASA.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows 7 through 10 of the cover page to this Statement is incorporated by reference into this Item 5(b). Mr. Pujari has sole voting and dispositive power over the 537,721 shares of Common Stock disclosed as solely beneficially owned by him in the applicable table set forth on the cover page to this Statement. Mr. Pujari may be deemed to share voting and dispositive power over the shares of Common Stock held by 7636 Holdings, ETI and VIKASA, by virtue of his control of each such entity. Each of 7636 Holdings, ETI and VIKASA shares voting and dispositive power with Mr. Pujari over the shares of Common Stock it holds directly.
Transactions in the class effected during the past sixty days: None of the Reporting Persons has effected any transactions in the Common Stock in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares of Common Stock.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The Reporting Person ceased to be the beneficial owner of more than five percent of the Company's shares of Common Stock .

## Signatures
- Roshen Pujari: /s/ Roshen Pujari, Roshen Pujari / Chief Executive Officer (10/02/2026)
- 7636 Holdings LLC: /s/ Roshen Pujari, Roshen Pujari / Manager (10/02/2026)
- Energy Transition Investors LLC: /s/ Roshen Pujari, Roshen Pujari / Manager (10/02/2026)
- VIKASA Clean Energy I LP: /s/ Roshen Pujari, Roshen Pujari / Manager (10/02/2026)
Comment: In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named on the signature page of this filing agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.